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                             December 28, 2023

       Justin Kenna
       Chief Executive Officer
       GameSquare Holdings, Inc.
       6775 Cowboys Way, Ste. 1335
       Frisco, Texas, USA, 75034

                                                        Re: GameSquare
Holdings, Inc.
                                                            Registration
Statement on Form F-4
                                                            Filed December 11,
2023
                                                            File No. 333-275994

       Dear Justin Kenna:

              We have conducted a limited review of your registration statement and have the following comments.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

       Registration Statement on Form F-4 filed December 11, 2023

       The Merger, page 67

   1. Please include a section discussing GameSquare's reasons for the Merger. In this regard, we note that you only
include such a discussion in connection with the recommendation of the Faze Board. Refer
to Item 4(a)(2) of Form F-4.
       Exhibit Index, page II-1

   2. We note your disclosure on page 25 that "FaZe believes that the exchange of FaZe
                                                        Common Stock for
GameSquare Common Stock and cash pursuant to the Merger will not be taxable to U.S.
stockholders . . . ," as well as your disclosure on page 184 that "FaZe and GameSquare intend
that the Merger will qualify as a    reorganization    within the
                                                        meaning of Section
368(a) of the Code for U.S. federal income tax purposes." Please include an opinion of
counsel regarding each of the material tax consequences. If the opinions are subject to
uncertainty, please provide an opinion that reflects the degree of
 Justin Kenna
GameSquare Holdings, Inc.
December 28, 2023
Page 2
       uncertainty (e.g., "should" or "more likely than not") and explains the facts or circumstances giving rise to the uncertainty. To the extent the tax consequences are uncertain, include appropriate risk factor disclosure. If you intend to file a short form tax opinion, please clarify that the disclosure in this section is the opinion of counsel. Refer to
       Item 21 of Form F-4, Item 601(b)(8) of Regulation S-K and Section III.A.2 of Staff Legal
       Bulletin 19.
General

3. We note your operation of Faze Forever which appears to offer a free V.A.S. cartridge, as well as the consulting agreement between FaZe Holdings Inc. and Kai Henry, dated
       November 21, 2022, which refers to Faze Holdings    Web 3 Initial Drop,
and more
       specifically, the    Behind the Mint    program for paid mint with nft
now. Additionally,
       Faze Holdings    2023 Terms of Service indicates that    [w]e may from
time to time offer to
       issue to you, or offer you the opportunity to mint . . . NFTs.    In
light of the foregoing,
       please tell us the status of the development of Faze Holdings business as it pertains to
       Web 3 and digital assets, and the role played by FaZe Holdings in this space.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Brian Fetterolf at 202-551-6613 or Erin Jaskot at 202-551-3442 with any other questions.



                                                               Sincerely,
FirstName LastNameJustin Kenna
                                                               Division of
Corporation Finance
Comapany NameGameSquare Holdings, Inc.
                                                               Office of Trade
& Services
December 28, 2023 Page 2
cc:       JR Lanis
FirstName LastName